Exhibit 99.2

NICE Positioned as a Leading Workforce Optimization Vendor by Top
Industry Analyst Firms

Gartner, Inc. places NICE in the “leaders” quadrant of the 2013 Magic Quadrant for Contact
Center Workforce Optimization, for its completeness of vision and ability to execute

DMG Consulting ranks NICE as the speech analytics market share leader for the fifth consecutive year, and as the contact center WFO market share leader for the first half of 2013

Ra’anana, Israel, December 10, 2013 – NICE Systems (NASDAQ: NICE) today announced it has been positioned by Gartner, Inc. in the “leaders” quadrant of the “2013 Magic Quadrant for Contact Center Workforce Optimization.”1 The company has also been recognized as the market share leader in two reports by DMG Consulting LLC.

KEY FACTS

•	NICE was recognized by Gartner, Inc. for its completeness of vision and ability to execute, based on the criteria listed in the report.

•
NICE was recognized as the leading contact center WFO vendor for the first half of 2013 with a 40 percent market share in DMG Consulting’s 2013 Workforce Optimization (Quality Management/Liability Recording) Mid-Year Market Share Report.

•	NICE increased its market share in speech analytics between 2011 and 2012, and maintains its leadership of this sector, according to DMG’s 2013/2014 Speech Analytics Product and Market Report.

o	NICE holds a 30.7 percent market share as of December 2012, up from 28.3 percent in the previous year, based on the number of seats, and also has the largest number of customers.
o	This is the fifth consecutive year in which NICE has led the speech analytics segment, based on seats.

SUPPORTING QUOTES

Donna Fluss, President, DMG Consulting LLC
“DMG continues to be bullish on the WFO market because these vendors are not just sitting back and enjoying their success. This is a group of vendors that is willing to work with customers to build features to improve the customer experience. So, although the suite name is workforce optimization, these vendors provide functionality that works in many ways to empower companies to improve both the customer and employee experience while reducing operating costs.”

Yochai Rozenblat, President of the NICE Enterprise Group
“NICE’s continued leadership within the speech analytics and WFO markets validates the strength of our technology, and we pride ourselves on remaining at the forefront of both. We feel our position in the Gartner ‘leaders’ quadrant is a testament to NICE’s completeness of vision in the WFO domain. We believe it also reinforces our innovations in analytics, real-time insights, gamification and other advanced technologies, and our ability to deliver these on premise or via cloud. The bottom line is a more engaged and customer-centric workforce, which lets organizations get closer to their customers in order to provide an exceptional customer experience.”

1 Gartner “2013 Magic Quadrant for Contact Center Workforce Optimization” by Jim Davies, November 20, 2013.

NICE’S WFO OFFERING
The NICE Workforce Optimization suite leverages integrated capabilities for Workforce Management, Performance Management, Quality Management, Interaction Analytics, Real-Time Guidance and Automation, and Voice of Customer Feedback. NICE Workforce Optimization aligns organizations around schedules, customer insights and performance metrics, and drives daily action at the frontline to transform culture and customer experience.

About the Magic Quadrant
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.